UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Schedule 13G/A
                    Under the Securities Exchange Act of 1934
                             The Wilber Corporation
                              (Name of the Issuer)
                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)
                                   967797 101
                                 (CUSIP Number)
                                 March 23, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

CUSIP No.  967797 101

     1. Names of Reporting Persons. Wilber National Bank I.R.S. Identification Nos. of above persons (entities only). 15-0492520

     2.   Check the Appropriate Box if a Member of a Group
         (a) [_]
            -------
         (b) [X]
            -------

     3.

     4.   Citizenship of Place of Organization. New York

Number of
Shares         5.   Sole Voting Power. 1,694,408
Beneficially
Owned by       6.   Shared Voting Power. 0
Each
Reporting      7.   Sole Dispositive Power. 571,092
Person
With:          8.   Shared Dispositive Power. 0


     9.   Aggregate Amount Beneficially Owned by Each Reporting Person.
          1,694,408

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_]

     11.  Percent of Class Represented by Amount in Row (9). 15.12%

     12.  Type of Reporting Person. BK


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Item 1.
     (a) Name of Issuer:  The Wilber Corporation
     (b) Address of Issuer's Principal Executive Office: 245 Main Street, Oneonta, New York 13820

Item 2.
     (a)  Name of Person Filing: Wilber National Bank
     (b) Address of Principal Business Officer: 245 Main Street, Oneonta, New York 13820
     (c)  Citizenship: United States
     (d)  Title of Class of Securities: Common Stock, $0.01 par value per share
     (e)  CUSIP Number: 967797 101

Item 3. If this statement is file pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)[_] Broker or dealer registered under section 15 of the Act (15 U/S.C.
          78o);
     (b)[X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c)[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d)[_]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e)[_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f)[_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g)[_] A parent holding company of control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
     (h)[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i)[_] A church plan that is excluded from the definition of an investment company under section 3( c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)[_] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 1,694,408

     (b)  Percent of Class: 15.12%

     (c)  Number of shares as to which the person has:

                (i)  Sole power to vote or to direct the vote: 1,694,408
               (ii)  Shared power to vote or to direct the vote: 0
               (iii) Sole power to dispose or to direct the disposition of:
                     571,092
               (iv)  Shared power to dispose or to direct the disposition of: 0

The reporting person holds both sole voting and dispositive power on all of the shares reported in Item 4 (c)(iii) above.

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Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities identified in Item 4 (a) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

None.

Item 8. Identification and Classification of Members of the Group

None.

Item 9. Notice of Dissolution of Group

None.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      April 2, 2004
                                           -------------------------------------
                                                            Date

                                                  /s/ Alfred S. Whittet
                                           -------------------------------------
                                                Signature - Alfred S. Whittet

                                           President and Chief Executive Officer

                                           -------------------------------------
                                                           Title